RESTATED MANAGEMENT’S DISCUSSION and ANALYSIS for the period of three months ended May 31, 2005

Scope of management’s financial analysis

The following analysis should be read in conjunction with the Company’s restated financial statements and the accompanying notes for the quarters ended May 31, 2005 and 2004 and for the year ended February 28, 2005. Reference should also be made to the annual management’s discussion and analysis of financial position and results of operations in the Company’s 2005 annual report, including the section describing risks and uncertainties. This analysis is based on the Company’s accounting policies that are in conformity with Canadian generally accounting principles (GAAP).

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities

Activities Summary

During the quarter ended May 31, 2005, Virginia Gold Mines’ exploration expenditures totalled $4,165,455, in comparison to expenses of $1,633,734 for the same period in 2004. Exploration work was mainly concentrated on the Éléonore project, with expenses totalling $3,862,564 in comparison to expenses of $19,649 for the same period in 2004. The Company actively continued its drilling program on Éléonore throughout the winter and completed 60 additional holes (ELE-05-70 to ELE-05-113 and ELR-05-29 to ELR-05-44) during that period. The Roberto mineralized system is now traced over a lateral distance of more than 1.2 kilometres and to a vertical depth of 550 metres. It remains open in all directions. Several new auriferous zones were also outlined in the periphery of the Roberto system. An important geophysical IP survey was also completed during that period and results are currently under review. After a brief slowdown during the spring thaw, the Company will initiate in June another important exploration program that will include mechanical stripping and geological mapping, as well as drilling with three drills. This work program aims at testing the extensions of the Roberto system and its peripheral auriferous zones along with many other targets on the property.

The Coulon project was also very active during this period, with expenses of $547,321 incurred by Noranda Inc., which is in the process of acquiring its interest in the project. A program of eleven holes was completed to principally test the extensions of the massive-sulphide lenses discovered previously in the DOM Nord area and to also test many other geological and geophysical targets. Holes drilled in the DOM Nord area intersected a few zones of metric to plurimetric, disseminated to massive sulphides with variable quantities of sphalerite, galena, pyrite and pyrrhotite. In general these intervals yielded sub-economic values but best results reached 10.59% Zn- 1.76% Cu- 30 g/t Ag over 2.2 metres. Holes testing other targets on the property intersected either alteration zones with disseminated sulphides or barren sulphide zones. Complete results are being compiled and interpreted in order to arrange for a subsequent exploration program.

The Noella project, located in the Caniapiscau area, James Bay region, was also relatively active during the period with expenses of $201,476 incurred by the Company. A program of line cutting and geophysical surveys was also completed and a drill program was initiated at the end of May. This program will test the extension of many auriferous surface showings.

In May 2005, Virginia Gold Mines entered into a significant agreement with Placer Dome (CLA) Limited Inc. on its Corvet Est property. Under the terms of the agreement, Placer Dome has the option to acquire a 50% interest in the property in return for $4 million in exploration work over the next five years and payments totalling $90,000. Fieldwork should commence in June and will consist of an airborne MAG survey followed by a program of prospecting, mapping and diamond drilling.

Virginia also signed an agreement with Augyva Mining Resources pursuant to which Virginia sells its 100% interest in its iron-ore property called Lac Duncan in return for the issuance to Virginia of 1.5 million shares of Augyva and diverse royalties.

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Selected Consolidated Financial Information

	Results as at	Results as at
	May 31	February 28	May 31
	2005	2005	2004
	($)	($)
	(3 months) Restated	(9 months)	(12 months)
Revenues Sales Interest and others	-- 352,492	-- 736,043	-- 1,069,245
	352,492	736,043	1,069,245
Expenses
Management fees
General exploration costs
Grants, credit on duties refundable for losses and refundable tax credit relating to resources
Cost of abandoned mining properties or written-off
Gain on sale of short-term investments
Bad debts
Gain on sale of long-term investments
Gain on sale of mining properties	506,258 33,312 9,096 163,480 (136,756) -- -- (429,816)	1,228, 431 440,498 (149,371) 4,694,495 (423,034) (10,130) (7,555) --	1,144,632 342,784 (115,636) 287,077 (374,528) 10,130 -- --
	145,574	5,773,334	1,294,459
Income taxes	--	332,076	--
Net earning (net loss)	206,918	4,705,215	225,214
Basic and diluted net loss per share Other information Total assets Long-term debt Shareholders' equity	0.005 48,842,563 -- 47,383,761	0.126 28,952,184 -- 28,038,668	0.007 29,930,204 -- 28,731,417

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of Operations

The Company suffered a net earning of $206,918 for the first quarter compared to a net gain of $23,400 for the precedent comparative quarter. The incomes of interests and dividends increased following the increase in the investments. Part of the incomes of interests of the preceding quarter corresponding was reclassified under the heading "gain on sale of short-term investments".

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The Company also receives fees for its role as operator of projects in its different partnerships. The increase of $24,142 is mainly due to the addition of the agreement with Noranda Inc. on the Coulon project and with Placer Dome (CLA) on the Corvet Est project as well as the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase of management fees is due to a greater assumption of exploration work by the company. The increase in rent and office expenses is due mainly, during this present quarter, the expenses of administrative and professional services, of the expenses relating to the annual report rising from an increase marked in the number of shareholders and from an increase in the press releases published. The Company increased its advertising budget for the current year, increasing advertising, exhibitions and travelling expenses. During the quarter ended May 31, 2005, the Company wrote off from the books the Lac Fagnant and Lac Bonfait properties while preserving the rights on its claims. The sale of the Dubuisson, Lac Duncan and Malactic properties generated a benefit of $429,816.

Quarterly Information

The information presented below details the total revenues, overall net profit (net loss), and the net profit (net loss) per participating share of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2005-05-31 2005-02-28 2004-11-30 2004-08-31 2004-05-31 2004-02-29 2003-11-30 2003-08-31	352,492 218,282 194,359 323,402 103,718 593,002 213,136 354,577	206,918 (3,982,429) (437,677) (285,109) 23,400 (13,585) (131,878) (103,151)	0.005 (0.106) (0.012) (0.008) 0.001 (0.001) (0.004) (0.003)	0.005 (0.106) (0.012) (0.008) 0.001 (0.001) (0.004) (0.003)

Liquidity

Virginia’s working capital remains excellent at $36,466,147, increasing by $16,717,992 from the beginning of the period. The increase is mainly explained by a private placement of $16,113,000 completed in March, 2005. Stock options and warrants generated an additional amount of $4,113,153. The Company has no long-term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

Contractual obligations	Payments due per period
	Total	Less than 1 year	1-3 years
Lease	$49,440	$39,552	$9,888
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Capital Resources

A private placement has been raised during the first quarter for $16,113,000 which will finance exploration works on Eleonore and administrative expenditure. During the first quarter, 110,500 stock options have been exercised for a total of $112,620 and 1,988,022 warrants have been exercised for a total of $4,000,533. Since the end of the first quarter, 149,240 stock options have been exercised for a total of $139,012.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by a director and an executive officer:

	May 31	May 31
	2005	2004
	($)	($)
Expenses capitalized in mining properties Management fees Rent and office expenses General exploration costs	82,595 134,000 147,461 12,400	79,375 102,731 123,526 21,045
	376,456	326,677

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining Properties Book Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Changes in Accounting Policies

In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

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Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities, which choose to designate qualifying transaction as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised to become Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006. The Company will adopt these new standards on March 1, 2007, and has not yet determined their impact on its financial statements.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $22,408,088 and $9,664,926 as at May 31, 2005 and February 28, 2005 respectively.

Interest rate risk as at May 31, 2005 and February 28, 2005

The Company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents Short-term investments Amounts receivable Accounts payable and accrued liabilities	Variable interest rate Bonds and others securities bearing variable interest rate Non-interest bearing Non-interest bearing

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Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at July 8, 2005, 45,136,840 shares are issued and outstanding.

The Company maintains a stock option plan under which a maximum of 6 480 842 options may be granted. As at July 8, 2005, 1,953,569 stocks options are outstanding. They have an exercise price varying between $0.43 and $3.62 and an expiration date varying between August 7, 2005 and January 13, 2015.

As at July 8, 2005, 982,499 warrants are outstanding. Their exercise price is $5.40 and their expiration date is September, 2006.

As at July 8, 2005, 235,800 options to subscribe units are outstanding. Their exercise price is $ 4.10, and their expiration date is March 2006.

Risk and Uncertainties

Financial risk

The Company is considered to be in the exploration stage, that it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title

Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk

The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

Additional Information and Continuous Disclosure

This Restated Management’s Discussion and Analysis has been prepared as at December 2, 2005. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer and Secretary

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